UNITED STATES
         SECURITIES AND EXCHANGE COMMISSION
               Washington, D.C.  20549

                    SCHEDULE 13G
                  (RULE 13d - 102)

Information to be included in statements filed pursuant to
13d-1(b), (c) and (d) and amendments thereto filed pursuant to
13d-2(b)
(Amendment No.     )*

Communication Intelligence Corp.
(Name of Issuer)

Common Stock, $.01 par value
(Title of Class of Securities)

20338000
(CUSIP Number)

Stephen M. Schultz, Esq., Kleinberg, Kaplan, Wolff & Cohen,
P.C., 551 Fifth Avenue, 18th Floor, New York, New York  10176,
Tel: (212) 986-6000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 16, 1998
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 Rule 13d-1(b)
 Rule 13d-1(c)
 Rule 13d-1(d)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the Following Pages)
(Page 1 of 10 Pages)
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
     ONLY)
          Elliott Associates, L.P., a Delaware Limited
          Partnership

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)
     (b)

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

5    SOLE VOTING POWER

          4,777,723

6    SHARED VOTING POWER

          0

7    SOLE DISPOSITIVE POWER

          4,777,723

8    SHARED DISPOSITIVE POWER

          0

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

          4,777,723

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
     EXCLUDES CERTAIN SHARES*

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          8.14%

12   TYPE OF REPORTING PERSON*

          PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-10
(INCLUDING THE CERTIFICATION IN ITEM 10(a) or 10(b) AS
APPLICABLE), AND THE SIGNATURE ATTESTATION.

1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
     ONLY)

          Westgate International, L.P., a Cayman Islands
          Limited Partnership

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)
     (b)

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION

          Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

5    SOLE VOTING POWER

          0

6    SHARED VOTING POWER

          4,767,968

7    SOLE DISPOSITIVE POWER

          0

8    SHARED DISPOSITIVE POWER

          4,767,968

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

          4,767,968

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
     EXCLUDES CERTAIN SHARES*

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          8.13%

12   TYPE OF REPORTING PERSON*

          PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-10
(INCLUDING THE CERTIFICATION IN ITEM 10(a) or 10(b) AS
APPLICABLE), AND THE SIGNATURE ATTESTATION.

1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
     ONLY)

          Martley International, Inc., a Delaware corporation

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)
     (b)

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

5    SOLE VOTING POWER

          0

6    SHARED VOTING POWER

          4,767,968

7    SOLE DISPOSITIVE POWER

          0

8    SHARED DISPOSITIVE POWER

          4,767,968

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

          4,767,968

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
     EXCLUDES CERTAIN SHARES*

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          8.13%

12   TYPE OF REPORTING PERSON*

          CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-10
(INCLUDING THE CERTIFICATION IN ITEM 10(a) or 10(b) AS
APPLICABLE), AND THE SIGNATURE ATTESTATION.

ITEM 1(a).Name of Issuer:

          Communication Intelligence Corp.

Item 1(b).Address of Issuer's Principal Executive Offices:

          275 Shoreline Drive, 6th Floor
          Suite 520
          Redwood Shores, CA 94065

Item 2(a).Name of Person Filing:

     The names of the persons filing this statement on Schedule 13G are: Elliott Associates, L.P., a Delaware limited partnership, and its wholly-owned subsidiaries ("Elliott"), Westgate International, L.P., a Cayman Islands limited partnership ("Westgate"), and Martley International, Inc., a Delaware corporation ("Martley"). Paul E. Singer ("Singer") and Braxton Associates, L.P., a Delaware limited partnership ("Braxton LP"), which is controlled by Singer, are the general partners of Elliott. Hambledon, Inc., a Cayman Islands corporation ("Hambledon"), is the sole general partner of Westgate. Martley is the investment manager for Westgate. Martley expressly disclaims equitable ownership of and pecuniary interest in any Common Stock.

Item 2(b).Address of Principal Business Office or, if None,
          Residence:

ELLIOTT

          The business address of Elliott is 712 Fifth
     Avenue, 36th Floor, New York, New York 10019.

SINGER

          The business address of Singer is 712 Fifth Avenue,
     36th Floor, New York, New York 10019.

BRAXTON LP

          The business address of Braxton LP is 712 Fifth
     Avenue, 36th Floor, New York, New York 10019.

WESTGATE

          The business address of Westgate is Westgate
     International, L.P., c/o Midland Bank Trust Corporation
     (Cayman) Limited, P.O. Box 1109, Mary Street, Grand
     Cayman, Cayman Islands, British West Indies.

HAMBLEDON

          The business address of Hambledon is
     Hambledon, Inc., c/o Midland Bank Trust Corporation
     (Cayman) Limited, P.O. Box 1109, Mary Street, Grand
     Cayman, Cayman Islands, British West Indies.

MARTLEY

          The business address of Martley is 712 Fifth Avenue,
     36th Floor, New York, New York 10019.

Item 2(c).Citizenship:

          Elliott is a limited partnership formed under the laws of Delaware.

          Westgate is a limited partnership formed under the laws of the Cayman Islands, British West Indies.

          Martley is a corporation formed under the laws of Delaware.

Item 2(d).Title of Class of Securities

          Common Stock, $.01 par value (the "Common Stock")

Item 2(e).CUSIP Number: 20338000

Item 3.   If This Statement is Filed Pursuant to Rule 13d-
          1(b), or 13d-2(b) or (c), Check Whether the Person
          Filing is a:

     (a) Broker or dealer registered under Section 15 of the Exchange Act.

     (b) Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c) Insurance company defined in Section 3(a)(19) of the Exchange Act.

     (d) Investment company registered under Section 8 of the Investment Company Act.

     (e)     An investment adviser in accordance with Rule
             13d-1(b)(1)(ii)(E).

     (f) An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

     (g) A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

     (h)     A savings association as defined in Section
             3(b) of the Federal Deposit Insurance Act.

     (i)     A church plan that is excluded from the
             definition of an investment company under
             Section 3(c)(14) of the Investment Company Act;

     (j)     Group, in accordance with Rule
             13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to Rule 13d-1(c), check this box

Item 4.   Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:

          Pursuant to limitations to which the Reporting Persons are bound, the Reporting Persons can only convert that number of shares of Preferred Stock (as defined below) and exercise that number of warrants so that their aggregate beneficial ownership of Common Stock does not exceed 9.9% of the issued and outstanding shares of Common Stock, including any Common Stock the Reporting Persons hold outright at such time (the "Ownership Limitation"). As a result of the Ownership Limitation, the reporting persons beneficially own an aggregate of 5,885,449 shares of Common Stock as of the date hereof.

          Elliott owns outright 326,460 shares of Common Stock. In addition, Elliott owns 55,703 shares of the Issuer's 5% Cumulative Convertible Preferred Stock ("Preferred Stock"), which are convertible as of the date hereof into 4,339,263 shares of Common Stock, and warrants to purchase 112,000 shares of Common Stock.

          Westgate and Martley together own outright 333,488 shares of Common Stock. In addition, Westgate and Martley together own 55,924 shares of Preferred Stock, which are convertible as of the date hereof into 4,356,480 shares of Common Stock, and warrants to purchase 78,000 shares of Common Stock.

     (b)  Percent of class:

          Elliott's beneficial ownership of 4,777,723 shares of Common Stock constitutes 8.14% of all of the outstanding shares of Common Stock.

          Westgate and Martley's aggregate beneficial ownership of 4,767,968 shares of Common Stock, constitutes 8.13% of all of the outstanding shares of Common Stock.

          However, as a result of the Ownership Limitation, the Reporting Persons are limited to an aggregate beneficial ownership of 5,885,449 shares of Common Stock as of the date hereof, constituting 9.9% of all of the issued and outstanding shares of Common Stock.

     (c)  Number of shares as to which such person has:

          (i)  Sole power to vote or to direct the vote

             Elliott has sole power to vote or direct the vote of 4,777,723 shares of Common Stock.

          (ii)  Shared power to vote or to direct the vote

             Westgate and Martley together have shared power to vote or direct the vote of 4,767,968 shares of Common Stock.

          (iii)  Sole power to dispose or to direct the
          disposition of

             Elliott has sole power to dispose or direct the disposition of 4,777,723 shares of Common
             Stock.

          (iv) Shared power to dispose or to direct the disposition of

             Westgate and Martley together have shared power to dispose or direct the disposition of 4,767,968 shares of Common Stock.

          However, as a result of the Ownership Limitation, the aggregate maximum number of shares of Common Stock which Elliott, Westgate and Martley (i) have the power to vote, and (ii) have the power to dispose of, is 5,885,449 as of the date hereof.

Item 5.   Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that
as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of
securities, check the following [   ].

Item 6.   Ownership of More than Five Percent on Behalf of
          Anther Person.

          Not applicable.

Item 7.   Identification and Classification of the Subsidiary
          Which Acquired the Security Being Reported on by the Parent Holding Company.

          Not applicable.

Item 8.   Identification and Classification of Members of the
          Group.

          Not applicable.

Item 9.   Notice of Dissolution of Group.

          Not applicable.

Item 10.  Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                      SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.


Dated: October 16, 1998  ELLIOTT ASSOCIATES, L.P.


                         By:/s/ Paul E. Singer
                              Paul E. Singer
                              General Partner


                         WESTGATE INTERNATIONAL, L.P.

                         By:  Martley International, Inc.,
                              as Investment Manager


                         By:/s/ Paul E. Singer
                              Paul E. Singer
                              President


                         MARTLEY INTERNATIONAL, INC.


                         By:/s/ Paul E. Singer
                              Paul E. Singer
                              President

                      EXHIBIT A

               JOINT FILING AGREEMENT

     The undersigned hereby agree that the statement on
Schedule 13G with respect to the Common Stock of Communication Intelligence Corp. dated October 16, 1998 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.


Dated: October 16, 1998  ELLIOTT ASSOCIATES, L.P.


                         By:/s/ Paul E. Singer
                              Paul E. Singer
                              General Partner


                         WESTGATE INTERNATIONAL, L.P.

                         By:  Martley International, Inc.,
                              as Investment Manager


                         By:/s/ Paul E. Singer
                              Paul E. Singer
                              President


                         MARTLEY INTERNATIONAL, INC.


                         By:/s/ Paul E. Singer
                              Paul E. Singer
                              President